January 18, 2011

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:         Infrared Systems International
Form 10-K for the fiscal year ended September 30, 2009
Filed December 18, 2009
Form 8-K filed April 16, 2010
Form 8-K filed April 21, 2010
File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of December 16, 2010.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.
We see from your response to our prior comment 1 that you have included an entry to adjust your financial statements to record the related impairment expense.  Please clarify for us the amount of the adjustment, tell us if it includes the impairment of the patents and the $170,000 note receivable, and tell us what period you recorded the adjustment and where in the financial statements was this impairment recorded.

ANSWER: The impairment expense, which included the patent, was consolidated into other general and administrative expense in the amount of $34,970.  The impairment of the asset was broken out into its own line item in our Form 10-K for the FYE September 30, 2010 to show more clarity of the transaction.  The $170,000 note receivable had not been immediately impaired, since at the date and time of filing the note was not in default and there still existed the intent for the note payment to be made on a timely basis.  Subsequent to the filing, the note was placed into default, and therefore the Company fully impaired the $170,000 note receivable in the fourth quarter and recorded in a separate line item to the consolidated statements of operations for FYE September 30, 2010.

2.
We note your response to our prior comment 4.  Please revise your proposed disclosure to include the purchase price you calculated based on the fair value of the shares issued for the Focus acquisition transaction and provide a tabular purchase price allocation so investors may clearly see how the financial statements were impacted by the acquisition of Focus as required by FASB ASC 805-10-50 (formerly paragraph 68 of SFAS 141R).  Please also revise your proposed disclosure to accurately reflect the goodwill calculated as part of your purchase price allocation and the amount that was written off. Also, tell us where in the income statement you reflected the write-off of goodwill and the period in which you recorded this write-off.  As part of your response please provide us with your revised proposed disclosure.

ANSWER:  The allocation calculation of the Focus Systems acquisition is shown below and was included in our Form 10-K for FYE September 30, 2010. The common shares were calculated at $0.02 per share and the preferred at the contract price.  The Impairment of goodwill was provided in a separate line item in our consolidated statements of operations.

Focus Systems Acquisition

Acquisition value
Common shares (per closing stock price)	$ 60,000
Preferred shares (per contract)	250,000
Total Acquisition value	$ 310,000

Valuation classification
Physical Assets		$ 5,000

Goodwill		305,000
Impairment of Goodwill		(305,000)
Goodwill, net		-

Net value		$ 5,000

The disclosure included in our filings is as follows, “The Company recorded a one-time impairment of goodwill under operating expenses in the amount of $305,000 in conjunction with the acquisition of Focus Systems due to there being no probable future economic benefit and no certainty of any future cash flows.”

3.
We note from your response to our prior comment 5 that you are working to prepare the financial statements required by Rule 8-04 of Regulation S-X.  Please tell us the results of your significance tests under Rule 8-04 of Regulation S-X and tell us how many years of financial statements you are preparing.  Please confirm that you will also provide the pro forma financial information required by Rule 8-05 of Regulation S-X.  Please tell us when you anticipate you will file such financial statements.

ANSWER: Our significance test under Rule 8-04 is shown below.  Based on this test we have concluded that we are required to provide 2 years of audited financials for Focus Systems.

	Infrared Systems International
	Acquisition of Focus Systems
	Rule 8-04 Significance test
	Period Ending FY September 30, 2009

	IFRS	Focus	Combined	% of Combined

Investments	80,361	310,000	390,361	79.4%

Assets	80,361	138,693	219,054	63.3%

Absolute Net Income	23,278	262,556	285,834	91.9%

We anticipate having the audit information complete and filed as an amendment to our original 8-K on or before January 31, 2011.

Sincerely,

/s/William Wright
William Wright
Chief Executive Officer